March 16, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endesa Américas S.A.

Amendment No. 1 to

Draft Registration Statement on Form 20-F

Submitted February 12, 2016

CIK No. 0001660078

Ladies and Gentlemen:

On behalf of Endesa Américas S.A. (the “Company”), transmitted herewith is Amendment No. 2 to the draft Registration Statement on Form 20-F of the Company (“Amendment No. 2”) amending Amendment No. 1 to the draft Registration Statement on Form 20-F of the Company that was confidentially submitted on February 12, 2016 (“Amendment No. 1”).

This letter also is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with Amendment No. 1. While the Staff did not issue a separate comment letter with respect to Amendment No. 1, the Staff referred the Company to a comment letter issued with respect to Amendment No. 1 to the draft Registration Statement on Form 20-F of Enersis Chile S.A. confidentially submitted on February 25, 2016 (the “Enersis Chile Comment Letter”).

Based on the discussions with the Staff, this letter only addresses the comments from the Enersis Chile Comment Letter that the Company believes to be relevant to Amendment No. 1. Set forth below are the Staff’s comments as presented in the Enersis Chile Comment Letter (as appropriately modified) that the Company believes to be relevant to Amendment No. 1 (in bold face type) followed by the Company’s responses. Comments in the Enersis Chile Comment Letter which the Company does not believe to be relevant to Amendment No. 1 have been omitted.

References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Amendment No. 2.

U.S. Securities and Exchange Commission	-2-	March 16, 2016

In addition to changes made to address the Staff’s comments, Amendment No. 2 includes various updated information and provides certain other information that were not available at the time of the confidential submission of Amendment No. 1.

* * * *

Endesa Américas S.A. Amendment No. 1 to the Draft Registration Statement on Form 20-F

U.S. Federal Income Tax Treatment of the Spin-Off, the Merger and the Tender Offer, page 134

1.	Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the Spin-off, the Merger and the Tender Offer. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such opinion is required. Please refer to Section III of Staff Legal Bulletin No. 19.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it has obtained an opinion of counsel regarding the U.S. federal income tax consequences of the Spin-Off, the Merger and the Tender Offer and has included disclosure referencing the opinion in Amendment No. 2. A copy of the opinion is also filed as an exhibit to Amendment No. 2.

Audited Combined Financial Statements as of December 31, 2014 and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013…

2. Basis of Preparation of the Combined Financial Statements

2.1 Basis of Presentation, page F-139

U.S. Securities and Exchange Commission	-3-	March 16, 2016

2.	We have reviewed your response to comment 16. As previously requested, please tell us and disclose how the shared costs of Empresa Nacional de Electricidad S.A., not specifically addressed in footnote 2.1, will be allocated between the operations of Endesa Chile and Endesa Américas. Although we note certain sections discussing the allocation of personnel, interest, and income tax expenses, we assume that such costs do not encompass all shared costs, such as overheads, insurance, and professional services. Please also consider whether further clarifying disclosure should be made.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The shared costs of Empresa Nacional de Electricidad S.A., including (i) overheads such as: general services costs (e.g., insurance, medical), security and rental (offices, parking lot); and (ii) professional services such as: employee benefits administration, treasury, risk management, internal audit, accounting, tax, legal, information technology support, communications management, human resources and other professional shared services, not specifically addressed in Note 2.1, were allocated between the operations of Endesa Chile and Endesa Américas based on a specific identification basis, or in certain cases, based on a pro-rata basis of headcount, usage or some other basis depending on the nature of the allocated cost.

The following criteria were applied:

•	Overheads were allocated based on a pro-rata basis of headcount to be allocated to Endesa Chile and Endesa Américas.

•	Professional services were allocated based on a pro-rata basis of headcount, direct usage or benefit where identifiable.

The Company has revised Note 2.1 of the Notes to both the interim and the annual financial statements included in Amendment No. 2 to include additional disclosure regarding the allocation of shared costs of Empresa Nacional de Electricidad S.A.

3. Accounting Policies Applied

j) Translation of foreign currency balances, page F-157

U.S. Securities and Exchange Commission	-4-	March 16, 2016

3.	We have reviewed your response to comment 17. It appears that you use U.S. dollar-denominated debt as a hedge to essentially fix the Peruvian nuevos soles equivalent revenues of foreign U.S. dollar-denominated revenues. If our understanding is correct, please advise us how using debt as a hedge accomplishes this goal and why you do not alternatively use financial instruments, such as forward or swaps, to manage this risk. If our understanding is incorrect, please clearly advise us regarding the purpose and intent of your hedging strategy. Please also address the following comments:

•	You indicate that revenue contracts are indexed to average monthly U.S. dollar exchange rates and billed in Peruvian nuevos soles. Please explain how indexing of revenue is accomplished in terms of what the customer is billed and the period over which such contracts are executed. Tell us at what rate the actual forecasted U.S. dollar revenue amount, US$75 in the example provided, is presented in Peruvian nuevos soles in the financial statements and how the beginning and end-of-year exchange rate enters into the process.

•	Please contrast the accounting that would result in your example if hedging was not elected, including how dollar-linked revenue and dollar-denominated debt would be recognized as well as the timing in absence of designation.

•	Your example suggests you hedge revenue transactions for at least 10 years. Considering the prolonged period over which you hedge such transactions, please tell us how you determined that the forecasted revenue transactions are “highly probable” under paragraph 88(c) of IAS 39. In your response, specify the maximum period that you have historically hedged and how such periods are supportable based on the hedging instrument and hedged risk.

•	Please tell us if the debits and credits in illustrative journal entry #2 should be reversed. If not, please tell us why the increase to revenue appears to essentially double, as opposed to offset, the foreign currency remeasurement gain recorded when converting the US$75 revenues at the closing 1:3 exchange rate. If our understanding is not clear, please clarify and provide us with a detailed explanation of the reasons for the direction of the debit/credit in journal entry #2.

U.S. Securities and Exchange Commission	-5-	March 16, 2016

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

How using debt as a hedge accomplishes the goal to essentially fix the Peruvian nuevos soles equivalent revenues of foreign U.S. dollar-denominated revenues and why we do not alternatively use financial instruments, such as forwards or swaps, to manage this risk.

A portion of the revenues of the Combined Group’s entity, Edegel S.A.A. (“Edegel”), from contracts entered into with external customers is indexed to monthly average U.S. dollar exchange rates. Revenue volatility caused by changes in Peruvian nuevos soles – U.S. dollar exchange rate is offset by the respective volatility of the remaining principal amount of the U.S. dollar-denominated debt. As a result economically, these transactions taken together are equivalent to having Peruvian nuevos soles-denominated debt and Peruvian nuevos soles-denominated revenue, both measured at the exchange rate at the inception of the arrangements.

The Company uses U.S. dollar-denominated debt for dual purposes:

1.	To obtain the required amount of funding to be utilized in various operating projects and for general corporate purposes and, when applicable, to obtain lower cost of funds compared with local currency debt financing.

2.	To hedge U.S. dollar-denominated highly probable revenues.

If the Combined Group were to use alternative financial instruments to hedge foreign currency exchange risk derived from the revenues, such as forwards or swaps, it would still have to raise new debt in order to finance its operating projects. Using U.S. dollar-denominated debt in addition to alternative financial instruments would create a mismatch of inflows and outflows and would increase the foreign currency exposure of the Combined Group. The use of Peruvian nuevos soles-denominated debt has been less attractive due to lower market liquidity and/or higher interest rates in local currency denominated debt of Edegel. As a result, the use of dollar-denominated debt as a hedging instrument, as permitted by IAS 39.72 for a hedge of a foreign currency risk using a non-derivative financial asset or liability, creates synergies and allows the Combined Group to reduce financial expenses and increase the effectiveness of the business.

The hedging strategy described above is consistent with the risk management policies of the Combined Group. For more information please see Note 17 of the Notes to both the interim and the annual financial statements included in Amendment No. 2 (in particular, Note 17.2).

U.S. Securities and Exchange Commission	-6-	March 16, 2016

How indexing of revenue is accomplished in terms of what the customer is billed and the period over which such contracts are executed.

The Combined Group’s entity, Edegel, enters into the contracts with external customers to provide electricity on an ongoing basis over the contract term. Electricity prices in these contracts are indexed to the U.S. dollar. However, customer invoices are paid in Peruvian nuevos soles converted at the monthly average U.S. dollar exchange rate for the month that the electricity is consumed. This Peruvian nuevos soles amount is fixed until the invoice is paid. The average term of the contracts with external customers is for a period of 10 years, and the customers are billed monthly. For example:

Edegel issued an invoice to an external customer for the sales made in December 2015, for the amount equivalent to US$100. The monthly average exchange rate in December 2015 was 3.3750 Peruvian nuevos soles per US$1. The invoice would amount to 337.50 Peruvian nuevos soles (US$100 X 3.3750 Peruvian nuevos soles per US$1).

At what rate the actual forecasted U.S. dollar revenue amount, US$75 in the example provided, is presented in Peruvian nuevos soles in the financial statements and how the beginning and end-of-year exchange rate enters into the process.

The beginning and end-of-year exchange rates do not enter into the process of calculation of actual revenue received. As described above, actual revenue received is converted using the monthly average exchange rates. The illustrative example originally provided in the Company’s prior response did not include a revenue recognition journal entry. The revised illustrative example provided below includes a journal entry in order to illustrate the effect of the transaction on the statements of comprehensive income. In order to simplify the example, the example assumes that all revenue was generated for the month of December and that the December average U.S. dollar exchange rate was the same as the closing rate (please see the revised illustrative example below with the additional information provided).

The accounting that would result in your example if hedging was not elected, including how dollar-linked revenue and dollar-denominated debt would be recognized as well as the timing in the absence of designation.

Please see the revised illustrative example below with the additional information provided. Under both accounting treatments the total comprehensive income is the same. The principal difference arises when allocating the effect for the period between net profit or loss and other comprehensive income and there is also a difference in the presentation of the effects on the face of the income statement, as depicted below. If hedge accounting is not applied, all foreign exchange results are recognized directly in profit or loss.

U.S. Securities and Exchange Commission	-7-	March 16, 2016

How we determined that the forecasted revenue transactions are “highly probable” under paragraph 88(c) of IAS 39 and what the maximum period that we have historically hedged is and how such periods are supportable based on the hedging instrument and hedged risk.

It is standard practice for power-supply contracts to be long-term in nature, which are indexed to monthly average U.S. dollar exchange rates, therefore presenting an exposure to variations in our cash flows that ultimately affect profit or loss, since the Peruvian nuevos soles amount of revenue we will realize will vary depending on the U.S. dollar exchange rate. The probability of the contracts is supported by agreements with counterparties that have an average term of 10 years and by the historical volume of revenues. The period that the Combined Group has historically hedged is 10 years. The dynamic roll-over hedge strategy and hedge accounting were first applied on January 1, 2004, which was the date of transition to IFRS by the Combined Group.

The debits and credits in illustrative journal entry #2 should be reversed.

The Company confirms that debits and credits in the original illustrative journal entry #2 should have been reversed. Please see the revised illustrative example below.

Illustrative example (assumes revenue is recognized at period-end):

Functional currency	Peruvian nuevos soles
Highly probable forecasted U.S. dollar-linked revenue for the next 10 years, homogeneously received from year to year (1/10 part every year) contracted 1-1-20X1	US$ 750

U.S. dollar-denominated borrowings with maturity over 10 years issued 1-1-20X1	US$ 1,000

The adjustment to the quantity of the hedging instrument applied as of reporting date in order to maintain a desired hedge ratio in accordance with dynamic hedging strategy.	75%

Exchange rate U.S. dollar vs Peruvian nuevos soles as of 1-1-20X1	1:1

Exchange rate U.S. dollar vs Peruvian nuevos soles as of 12-31-20X1	1:3

Foreign currency loss in 20X1(1)	2,000 Peruvian nuevos soles

The change in Peruvian nuevos soles value of the expected future cash flows on the hedged item (2)	1,485 Peruvian nuevos soles

Effectiveness rate calculated (given)	99%

Revenue in 20X1 (10% of 10-year forecast)	US$ 75

Revenue in 20X1 (assumes revenue is recognized at period-end, and the average monthly rate for December equals to the closing rate)	225 Peruvian nuevos soles

Income tax effect is ignored for purposes of simplifying the example

U.S. Securities and Exchange Commission	-8-	March 16, 2016

Option 1: hedge accounting is applied.

Journal entries (in Peruvian nuevos soles):

----------------1----------------

Dr Foreign exchange loss (income statement)	515	(3)

Dr Cash flow hedge reserve (other comprehensive income)	1,485	(2)

Cr Borrowings (BS)			2,000	(1)

Description: Recognition of foreign currency difference of the U.S. dollar-denominated borrowings for the year

----------------2----------------

Dr Revenue (income statement)	148.5 (4)

Cr Cash flow hedge reserve (other comprehensive income)		148.5

Description: Reclassification of the proportion of reserve related to the revenue received during the year

----------------3----------------

Dr Trade receivables	225

Cr Revenue (income statement)		225

Description: Recognition of revenues

----------------4----------------

Dr Cash	225

Cr Trade receivables		225

U.S. Securities and Exchange Commission	-9-	March 16, 2016

Description: Customer collection (following month)

(1)	Foreign currency loss in 20X1 as a result of the remeasurement of the borrowings
(2)	Hedged designated proportion of 75% X Foreign currency loss 2,000 X Effectiveness 99%
(3)	Unhedged proportion 25% X Foreign currency loss 2,000 + Ineffectiveness 1% X Hedge proportion 75% X Foreign currency loss 2,000
(4)	Proportion related to current year revenue (10%)

As a result of this accounting, a loss of 438.5 Peruvian nuevos soles (revenue of 225 Peruvian nuevos soles less foreign exchange loss of 515 Peruvian nuevos soles less reclassification of hedge reserve of 148.5 Peruvian nuevos soles) is recognized in the income statement. A loss of 1,336.5 Peruvian nuevos soles (hedge remeasurement of 1,485 Peruvian nuevos soles less reclassification of hedge reserve of 148.5 Peruvian neuvo nuevos) is recognized in the other comprehensive income for the year. The net result in total comprehensive income for the year is a loss of 1,775 Peruvian nuevos soles.

Option 2: hedge accounting is not applied.

Journal entries (in Peruvian nuevos soles):

----------------1----------------

Dr Foreign exchange loss (income statement)	2,000 (1)

Cr Borrowings (BS)		2,000

Description: Recognition of foreign currency difference of the U.S. dollar-denominated borrowings for the year

----------------2----------------

Dr Trade receivables	225

Cr Revenue (income statement)		225

U.S. Securities and Exchange Commission	-10-	March 16, 2016

Description: Recognition of revenues

----------------3----------------

Dr Cash	225

Cr Trade receivables		225

Description: Customer collection (following month)

(1)	Foreign currency loss in 20 X 1 as a result of the remeasurement of the borrowings

As a result of this accounting a loss of 1,775 Peruvian nuevos soles (revenue of 225 Peruvian nuevos soles less foreign exchange loss of 2,000 Peruvian nuevos soles) is recognized in the income statement. There is no effect on other comprehensive income. The net result in total comprehensive income is also a loss of 1,775 Peruvian nuevos soles.

Translation to reporting currency

The reporting currency of Endesa Américas is the Chilean peso, and as such, the financial statements of Edegel are translated into the reporting currency using, in the case of comprehensive and other comprehensive income line items, the average foreign currency exchange rate (Peruvian nuevos soles to Chilean pesos).

* * * *

U.S. Securities and Exchange Commission	-11-	March 16, 2016

Should you have any questions or comments concerning Amendment No. 2, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Ramiro Alfonsín
Nicolás Billikopf
Paolo Pirri